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                           October 6, 2022

       Jonathan Bishop
       Chief Executive Officer
       Nutranomics, Inc.
       605 Portland Ave. Suite 154
       Gladstone, Oregon 97027

                                                        Re: Nutranomics, Inc.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed September 29,
2022
                                                            File No. 024-11594

       Dear Jonathan Bishop:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Jeff Turner